

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005077

DIVISION OF
CORPORATION FINANCE

February 11, 2015

Act: 1934
Section:
Rule: 14a-8 (OD)
Public
Availability: 2-11-15

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Re: AT&T Inc.
Incoming letter dated January 15, 2015

Dear Mr. Wirtz:

This is in response to your letter dated January 15, 2015 concerning the shareholder proposal submitted to AT&T by Marie Jeanne Ferrari. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: M.J. Ferrari

FISMA & OMB MEMORANDUM M-07-16

February 11, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated January 15, 2015

The proposal relates to HIV/AIDS.

There appears to be some basis for your view that AT&T may exclude the proposal under rule 14a-8(e)(2) because AT&T received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if AT&T omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Wayne A. Wirtz
AT&T Inc.
Associate General Counsel
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344

1934 Act/Rule 14a-8

January 15, 2015

By email: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 2015 AT&T Inc. Annual Meeting of Shareholders
Notice of Intent to Omit Shareholder Proposal of
Dr. Marie Jeanne Ferrari Pursuant to Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, AT&T Inc., a Delaware corporation ("AT&T"), hereby notifies the Staff of the Division of Corporation Finance of the Securities and Exchange Commission of AT&T's intention to exclude a shareholder proposal submitted by Dr. Marie Jeanne Ferrari from its proxy materials for AT&T's 2015 Annual Meeting of Shareholders (the "2015 Proxy Materials"). The proposal reads, in part, as follows:

> In the interest of protecting people who are not yet infected, especially our young people, I move that ATT stop promoting or actively supporting, as they did at the Olympics, two years ago, the lethal homosexual lifestyle in which, according to CDC data the disease known as HIV/AIDS is flourishing.

A copy of the proponent's cover letter and proposal accompanies this letter. A copy of this letter is being sent on this date to the proponent informing the proponent of AT&T's intention to omit the proposal from AT&T's 2015 Proxy Materials.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the proponent that if the proponent elects to submit correspondence to the Commission or the Staff with respect to the proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and staff Legal Bulletin 14D.

Reason for Exclusion

Under Rule 14a-8(e)(2), "The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The 2014 Proxy Statement was released on March 11, 2014, making the deadline for 2015 proposals to be November 11, 2014. Pursuant to Rule 14a-5(e), AT&T disclosed this deadline on page 78 of the 2014 Proxy Statement.

AT&T received the proposal, dated January 7, 2015, on January 13, 2015, over two months late. Rule 14a-8(f) provides that the registrant may omit a proposal that does not comply with the procedural requirements of Rule 14a-8. Because there is no way to correct this deficiency, there was no obligation on AT&T to notify the proponent of the procedural failure. Rule 14a-8(f) specifically addresses this situation: "A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline." As a result, AT&T believes the proposal may be properly omitted pursuant to Rule 14a-8(e).[1]

We request that the Staff concur in the omission of this proposal from AT&T's 2015 Proxy Materials.

Very truly yours,



Wayne Wirtz

Enclosures

cc: Dr. Marie Jeanne Ferrari

FISMA & OMB MEMORANDUM M-07-16

[1] AT&T believes there are other bases for exclusion of the proposal, including but not limited to the fact that the proposal is vague and misleading and relates to the ordinary business of AT&T. However, because the proponent has not satisfied the eligibility requirements, only the procedural matters are addressed in this letter. AT&T reserves the right to raise additional bases for exclusion.

M. J. Ferrari, M.D., MPH, JCL

FISMA & OMB MEMORANDUM M-07-16

January 7, 2015.

Sr. Vice President and Secretary, AT&T
208 S. Akard St.
32nd Floor
Dallas, Texas 75202

Sir/Madam:

Enclosed is a motion to be included in the proxy statement sent to all shareholders in preparation for the annual general meeting of AT&T shareholders in April. Please ensure that it arrives at the appropriate destination.

Yours sincerely,



Motion to be presented at the Annual General Meeting of the Shareholders of ATT - 2015

Whereas the human immune deficiency virus (HIV) is a retrovirus spread through body fluids that affects specific cells of the immune system, called CD4 cells, or T cells;

And whereas over time, HIV can destroy so many of these cells that the body is unable to fight off infections and disease, resulting in the disease called AIDS;

And whereas in the United States, HIV is spread mainly by having unprotected sex with someone who has HIV, and having multiple sex partners, or having other sexually transmitted infections which increase the risk of infection through sex;

And whereas anal sex is the highest-risk sexual behavior because the lining of the rectum is fragile and tears easily, allowing virulent organisms to enter directly into the blood stream;

And whereas, according to the Communicable Disease Centre (CDC) in Atlanta Georgia gay, bisexual, and other men who have sex with men (MSM), particularly young, black/African American MSM, are the group most seriously affected by HIV;

And whereas CDC estimates that 1,144,500 persons aged 13 years and older are living with HIV infection, including 180,900 (15.8%) who are unaware of their infection (CDC data);

And whereas the pace of new infections continues at far too high a level, particularly among men having sex with men;

And whereas, even on treatment, those with HIV/AIDS are still infectious, and can and do spread the disease;

In the interest of protecting people who are not yet infected, especially our young people, I move that ATT stop promoting or actively supporting, as they did at the Olympics, two years ago, the lethal homosexual lifestyle in which, according to CDC data the disease known as HIV/AIDS is flourishing.

M. Ferrari, M.D. MPH